Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 22, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File Nos: 811-02729 and 002-58287
Dear Mr. Di Stefano:
     On behalf of AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 44 under the Securities Act of 1933 and Amendment No. 45 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 22, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments — Prospectuses
1. Comment: In the footnote regarding a contractual expense limit, please state who can terminate the expense limit and under what circumstances.
Response: The last sentence of each footnote regarding each expense limit provides that unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 2
waiver agreement, it will terminate on a date no less than one year from the effective date of the expense limit.
Invesco Core Plus Bond Fund
1. Comment: In the first sentence of the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” include the phrase “net plus borrowing” in the 80% limit.
Response: The requested change has been made.
2. Comment: In the first paragraph of the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” the Prospectus states that the Fund may invest in derivative instruments such as futures contract and swap agreements (including credit default swaps). Are there any other types of derivatives in which the Fund may invest?
Response: The paragraph has been revised to read as follows:
“The Fund invests from time to time in derivative instruments such as futures contracts and swap agreements, including but not limited to interest rate futures, credit default swaps, and engage in mortgage dollar roll transactions, a form of repurchase agreement activity in the to-be-announced (TBA) market for agency MBS. These strategies are implemented within the risk profile of the guidelines set forth in the prospectus. The Fund engages in dollar roll transactions to enhance the Fund’s return on cash.”
In addition, risks of futures, swaps and dollar roll transactions have been added to this Prospectus.
3. Comment: In the fifth paragraph of the section “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” the Prospectus states “the portfolio managers utilize an appropriate benchmark index in structuring the portfolio.” What is meant by the word “appropriate”?
Response: Given the ambiguity implied by “appropriate”, we are deleting that word.
4. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” add risks for futures and swaps.
Response: The requested change has been made.
5. Comment: In the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks — Derivatives Risk,” delete the description of derivatives. Only describe the risks of derivatives.
Response: The requested change has been made.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 3
Invesco Floating Rate Fund
1. Comment: The second sentence of the first paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund may also invest in derivatives instruments such as credit-linked notes and collateral loan obligations.” Delete the word “may” from this sentence. Include only strategies that the Fund will utilize.
Response: We have deleted the word, “may,” and revised the sentence to read: “The Fund also invests from time to time in derivative instruments such as credit-linked notes and collateral loan obligations.”
2. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” add risks for credit-linked notes and collateral loan obligations.
Response: The requested change has been made.
3. Comment: The third paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the fourth paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “Due to types of investments that the Fund purchases, the Fund may be considered to be concentrated in securities of issuers in the industry group consisting of financial institutions...”. Reconcile this statement with the Fund’s fundamental policies. Does the Fund concentrate in this industry?
Response: The paragraph, “Due to types of investments that the Fund purchases, the Fund may be considered to be concentrated in securities of issuers in the industry group consisting of financial institutions and their holding companies, including banks, thrift institutions, insurance companies and finance companies,” has been deleted.
4. Comment: The second sentence of the fifth paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “A direct interest in a floating rate loan may be acquired directly from the agent or another lender by assignment or an indirect interest may be acquired as a participation in another lender’s portion of a floating rate loan.” How much does the Fund invest in floating rate loans through assignments or participations? The Securities and Exchange Commission (“SEC”) requires the Fund to treat intermediaries as issuers for purposes of calculating concentration. Consider whether we are including assignments/participations for purposes of the Fund’s concentration test.
Response: The majority of fund assets are purchased via direct assignment, and concentration limits are calculated at the issuer level. If the fund’s investment practices change and loans are purchased via participations, we will track concentration limits for participation interests at the intermediary level and include this information as part of overall concentration reporting.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 4
5. Comment: The first sentence of the eighth paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund invests in loan and debt securities that meet the credit quality standards established by the portfolio managers.” What are, “the credit quality standards established...” by the portfolio managers?
Response: The sentence has been revised to read, “The Fund invests in loans and debt securities as determined by the portfolio managers.”
6. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” consider adding “Floating Rate Risk”.
Response: The requested change has been made by adding a risk for floating rate securities.
Invesco Multi-Sector Fund
1. Comment: In the sections entitled, “Fund Summary — Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Prospectus states, “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
Response: The sentence has been revised to read, “The Fund invests primarily in equity securities, specifically, common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts.”
2. Comment: The tenth paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund may invest up to 100% of its net assets in foreign securities”. In which types of foreign securities will the Fund invest?
Response: The sentence has been revised to read, “The Fund may invest up to 100% of its assets in foreign securities, specifically common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts.”
3. Comment: “Small- and Mid-Capitalization Risk” appears in the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,”; however, no corresponding strategy appears in the strategy sections. If the risk is necessary, include the corresponding strategy in the strategy sections of the Prospectus.
Response: The following sentence, “Investments are made without regard to market capitalization,” has been included as the first sentence in the section, “Fund Summary — Principal Investment Strategies of the Fund — All Sectors” and the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objectives and Strategies — All Sectors”.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 5
Invesco Select Real Estate Income Fund
1. Comment: Consider including line items for short selling or borrowing in the Fund’s fee table.
Response: There are no costs of borrowing or selling short to include in the fee table. The Fund has the ability to short sell and borrow, but it is not currently and does not intend to borrow or sell short in the future.
2. Comment: In the sections entitled, “Fund Summary — Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Prospectus states, “The Fund invests primarily in equity and debt securities.” In what types of equity and debt securities will the Fund invest?
Response: The following two sentences have been included at the end of the first paragraph of under the heading, “Fund Summary — Principal Investment Strategies of the Fund” and the end of the second paragraph under the heading, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies”:
“Equity securities include common and preferred stocks, convertible securities, rights and warrants to purchase common stock, depositary receipts and Real Estate Investment Trusts (REITs). Debt securities include corporate debt obligations and commercial mortgage-backed securities.”
3. Comment: The first sentence of the third paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states that the Fund will invest in derivatives. In which types of derivatives will the Fund invest?
Response: “Derivatives” are not used as a principal investment strategy of the Fund. Rather, the mention of “derivatives” is to indicate that, if they are used, they will count towards meeting the 80% requirement of Rule 35d-1. Accordingly, no further disclosure has been added.
4. Comment: “Mortgage- and Asset-Backed Securities Risk” appears in the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks”. Is a corresponding strategy included in the strategy sections?
Response: The strategy regarding mortgage-backed securities is included at the end of the fifth paragraph under the heading, “Fund Summary — Principal Investment Strategies of the Fund” and the end of the sixth paragraph under the heading, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Objective and Strategies”.
5. Comment: Consider whether the Fund has a strategy to borrow and include appropriate strategy and risk.
Response: The Fund has the ability to borrow, but does not utilize borrowing currently; therefore, borrowing is not a principal investment strategy, and borrowing risk has not been included.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 6
Invesco Structured Core Fund
1. Comment: In the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, the Prospectus states, “The Fund invests primarily in equity securities.” In what types of equity securities will the Fund invest?
     Response: The sentence has been revised to read, “The Fund invests primarily in equity securities specifically common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts.”
2. Comment: The second sentence of the fourth paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states that the Fund will invest in derivatives. In which types of derivatives will the Fund invest?
Response: The sentence has been revised to read, “The Fund may also invest in derivatives, specifically, futures contracts and exchange-traded funds.”
3. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” include risks for the specific types of derivatives in which the Fund invests.
Response: “Futures Risk” has been included.
4. Comment: Consider whether the Fund has a strategy to borrow and include appropriate strategy and risk.
Response: Response: The Fund has the ability to borrow, but does not currently utilize borrowing as a principal investment strategy; therefore, borrowing risk has not been included.
Invesco Van Kampen American Franchise Fund
1. Comment: Remove the first footnote following the fee table that refers to estimated amounts of “Other Expenses” and “Total Annual Operating Expenses” as this Fund is not new.
Response: The Registrant respectfully declines to take this comment. The Fund was registered with the SEC during February, 2010. On June 1, 2010, the Fund acquired the assets of a corresponding fund formerly advised by Morgan Stanley or Van Kampen. As such, the Fund has not completed a full fiscal year under Invesco service agreements and pricing methodologies, and amounts for “Other Expenses” and “Total Annual Fund Operating Expenses” will be estimated until the Fund has been advised by Invesco Advisers, Inc. for a complete fiscal year.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 7
2. Comment: Consider whether the Fund has a market capitalization strategy. If so, include in strategy sections of the Prospectus.
Response: The following sentence has been added to the end of the first paragraph under the heading, “Fund Summary — Principal Investment Strategies of the Fund,” and the heading, “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks,”:
“The Fund focuses on large capitalization companies, but invests from time to time in mid-capitalization companies.”
In addition, a risk of “Medium and Large-Sized Companies” has been included.
3. Comment: Consider whether the Fund is subject to the Fund Names Rule and include appropriate strategy.
Response: We have researched whether using the word “Franchise” is subject to the Fund Names Rule and we do not believe that “Franchise” does not trigger the Fund Names Rule. The Fund already has an 80% requirement with respect to securities of U.S. issuers.
4. Comment: Why is the strategy and risk regarding foreign securities missing from the summary section of the Prospectus? It appears in the statutory section of the Prospectus. Make the two sections correspond with each other.
Response: The requested change has been made.
5. Comment: Consider adding a risk of investing in small capitalization issuers.
Response: There is very little likelihood that the Fund would invest in small capitalization companies; therefore, the risk has not been included.
6. Comment: “Risks of Using Derivative Instruments” is included. In which types of derivatives will the Fund invest? Include specific risks for each type of derivative in which the Fund invests.
Response: The following paragraph lists the specific derivatives in which the Fund invests has been included under the heading, “Fund Summary — Principal Investment Strategies of the Fund,” that states:
“The Fund may use derivative transactions for various portfolio management purposes and to mitigate risks. Derivative transactions may involve the purchase and sale of options, futures contracts, options on futures contracts and currency-related transactions involving options, futures contracts, forward contracts and swaps. In general terms, a derivative instrument is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. The Fund may also invest in exchange-traded funds (ETFs).”
Specific risks of the following investment techniques have been included for options, futures, swaps and exchange-traded funds.

Vincent Di Stefano
Division of Investment Management
December 22, 2010	Page 8
7. Comment: The section entitled, “Objective and Strategies,” indicates that “The Fund’s investment objective may be changed by the Board of Trustees without shareholder approval. The Fund will provide shareholders with advance notice of any change to the Fund’s investment objective.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60-day notice requirement applies only to a change in a Fund’s 80% names rule policy.
Statement of Additional Information
1. Comment: Include ticker symbols on the front cover.
Response: Ticker symbols have been included on the wrapper page of the Statement of Additional Information as filed with the SEC.
2. Comment: For Invesco Floating Rate Fund, consider whether to include a concentration policy for investments in the financial services industry.
Response: The Fund does not have a policy to concentrate in a particular industry.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Stephen R. Rimes

Stephen R. Rimes, Esq.
Assistant General Counsel